UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-13626

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Horizon Health Corporation

Employees Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Horizon Health Corporation

1500 Waters Ridge Drive

Lewisville, Texas 75057

Horizon Health Corporation

Employees Savings and

Profit Sharing Plan

Financial Statements and Supplemental

Information

December 31, 2003 and 2002

Horizon Health Corporation

Employees Savings and Profit Sharing Plan

Contents

December 31, 2003 and 2002

Page(s)
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	3

Notes to Financial Statements	4-9

Supplemental Schedules *

Schedule I – Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes at End of Year	10

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[PriceWaterhouse Coopers LLP Letterhead]

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Horizon Health Corporation Employees Savings and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Horizon Health Corporation Employees Savings and Profit Sharing Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PriceWaterhouseCoopers LLP

Dallas, Texas

June 24, 2004

Horizon Health Corporation

Employees Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Cash	$8	$3,210
Investments, at fair value	16,825,491	12,644,164
Participant loans	206,914	162,775

	17,032,413	12,810,149

Receivables
Employer's contributions	601,972	584,701
Employees' contributions	161,799	79,350
Investment income	3,746	—

	767,517	664,051

Total assets	17,799,930	13,474,200

Liabilities
Excess contributions payable	57,143	30,983
Other liabilities	—	3,232

Total liabilities	57,143	34,215

Net assets available for benefits	$17,742,787	$13,439,985

The accompanying notes are an integral part of these financial statements.

Horizon Health Corporation

Employees Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

December 31, 2003

Additions to net assets attributed to:
Contributions
Employer's	$608,162
Employees'	2,713,006

3,321,168

Dividends and interest income	116,433
Net appreciation in fair value of investment	2,650,625

Total additions	6,088,226

Deductions from net assets attributed to
Benefits paid to participants	1,641,125
Administrative expenses	144,299

Total deductions	1,785,424

Net increase	4,302,802

Net assets available for benefits
Beginning of year	13,439,985

End of year	$17,742,787

The accompanying notes are an integral part of these financial statements.

Horizon Health Corporation

Employees Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

The following description of the Horizon Health Corporation Employees Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Horizon Health Corporation and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

The Company is responsible for the general administration of the Plan and for carrying out its provisions. The trustee is responsible for managing the Plan’s investment assets. Wachovia Bank, N.A. was the Plan trustee (the “Trustee”) during the period.

Eligibility and Contributions

An employee who has completed three consecutive months of service, has worked 250 hours and has attained age 18 is eligible to participate as of the effective date of participation. The effective date of participation is defined as the first day of the month following the date eligibility requirements are met.

An eligible employee may participate in the Plan by executing a salary reduction agreement. A participating employee may reduce eligible salary from 1% to 25% through payroll withholding. Participants may modify their reduction agreement elections four times per year (January 1, April 1, July 1, and October 1).

The Company may contribute a discretionary matching contribution equal to a percentage of the salary reduction of the participants to the Plan; such percentage being determined each year by the Company. A participant must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in the matching contribution. Any matching contribution is allocated to the participant accounts among the available options in the same ratio as the participant’s election. During 2003 and 2002, the Company matched 28% of the employees’ annual contributions to the Plan.

Upon enrollment in the Plan, a participant may direct their contributions in 1 percent increments to various investment options. However, a participant may not elect to contribute more than 30% to the Company’s common stock.

For the year ended December 31, 2003, the Plan failed the discrimination test. In order to continue as a qualified plan, excess contributions in the amount of $57,143 were refunded to participants before April 15, 2004. These refunds are shown as “excess contributions payable” on the statement of net assets available for benefits.

Horizon Health Corporation

Employees Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service and increases with the accumulation of years of service. For Plan purposes, a vested year of service is attained when the employee has worked at least 1,000 hours during the calendar year. After two years of service, the participant is 25% vested. With the completion of each additional year of service, an additional 25% vesting is added. After five years of service, the participant is 100% vested.

Forfeitures

Forfeited nonvested accounts are redistributed at the discretion of the employer. At December 31, 2003 and 2002 forfeited non-vested accounts totaled $87,072 and $35,868, respectively. These accounts will be used to reduce future employer contributions. In 2003, employer contributions were reduced by $34,207 from forfeited non-vested accounts.

Participant Loans

Participants may borrow a minimum of $1,000 up to the lessor of half of their vested account balance or $50,000. The participant loan may not exceed an amount that would require the participant to use 25% of his or her net monthly pay to make the required repayments. Participants may only have one outstanding loan. All participant loans have a fixed repayment period of five years or less. However, when the loan is for the purpose of buying a primary residence, the loan can be repaid over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at prime rate, plus one percentage point. Principal and interest are paid ratably through monthly payroll deductions. Interest rates on loans outstanding at December 31, 2003 range from 5% to 10.50%.

Payment of Benefits

Participants are entitled to receive their vested benefits under the Plan in the event of retirement, termination of employment, disability or death. At the time a participant is entitled to receive a distribution under the Plan, the Plan administrator will direct the recordkeeper to pay the benefits generally in one lump-sum cash payment. Generally, whenever a distribution is made to a participant on or before an anniversary date, it may be postponed by the Plan for a period of up to 180 days for administrative convenience. However, unless the employee elects to defer the receipt of benefits, distribution must occur no later than the 60th day after the close of the Plan year in which the latest of the following events occurs: (1) the date on which the participant reaches the age of 65, (2) the 10th anniversary of the year in which the employee became a participant in the Plan, or (3) the date the participant terminated employment.

Plan Expenses

The Company absorbs certain professional fees and payroll costs associated with plan administration. For the year ended December 31, 2003, costs totaling $16,718 paid by the Company are not reflected in the financial statements of the Plan. All other third-party administrative expenses of the Plan were paid by the Plan and are reflected in the accompanying financial statements.

Horizon Health Corporation

Employees Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

Termination Priorities

The Company expects to continue the Plan indefinitely, but reserves the right to, by action of the board, amend, suspend, or terminate the Plan. In the event that the Plan is terminated, the accounts of all participants will become fully vested.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end. Common collective trust funds are valued at the aggregate market value of shares held by the plan at year-end. The Company stock is valued at its quoted market price at year-end. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is accrued as earned.

The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of investments which consists of realized gains and losses and unrealized appreciation/ (depreciation) of investments. For unitized funds, interest and dividend income of the underlying funds are included in realized and unrealized appreciation/ (depreciation) of investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risk and Uncertainties

The Plan provides for various investment options in any combination of specified registered investment companies, common collective trust funds and the Company’s common stock. The underlying investments held by the registered investment companies may include stock, bonds, fixed income securities, registered investment companies and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Horizon Health Corporation

Employees Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2003	2002
Stable PortGroup Trust of Wachovia	$4,484,443	$4,300,512
Van Kampen Growth & Income	2,065,124	1,645,677
Federated Capital Appreciation Fund	1,032,687	784,053
Evergreen Select Strategic Growth Fund	1,808,791	1,451,973
Templeton Foreign Fund	976,281	706,455
AIM Small Cap Growth	1,126,957	802,162
PIMCO Total Return Fund	852,964	—

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,650,625 as follows:

Common Collective Trust Funds	$245,508
Registered investment companies	2,275,456
Common stock	129,661

$2,650,625

4.	Related Party Transactions

The Plan has investments in the common stock of Horizon Health Corporation, the Plan sponsor. In addition, certain plan investments are shares of common collective trust funds, managed by Wachovia Bank, N.A., the Plan trustee. These transactions qualify as party of interest transactions. Fees paid by the plan for investment management services amounted to $118,654 for the year ended December 31, 2003.

5.	Tax Status

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, that the trust is exempt from taxation under section 501(a). The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable opinion letter from the IRS on August 30, 2001 which stated that the Plan and related trust are designated in accordance with applicable sections of the IRC. Although the Plan has been amended since August 30, 2001, the Company believes that the Plan and its underlying trust are designed and continue to be operated within the terms of the Prototype Standardized Profit Sharing Plan and the applicable requirements of the IRC, and that the Plan remains qualified under the applicable provisions of the IRC.

Horizon Health Corporation

Employees Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

6.	Subsequent Events

On January 16, 2004 the Board of Directors of Horizon Health Corporation passed a resolution to approve the merger of the Employment Assistance Programs International, LLC 401-K Plan and Health and Human Resources Center, Inc. 401-K Plan into the Horizon Health Corporation Employees Savings and Profit Sharing Plan.

7.	Reconciliation of Financial Statements to Form 5500

In 2003, the Form 5500 is prepared on a cash basis. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

2003
Net assets available for benefits per the financial statements	$17,742,787
Less:
Employer Receivable	601,972
Employee Receivable	161,799
Accrued investment income	3,746

16,975,270
Plus:
Excess contributions payable	57,143

Net assets available for benefits per Form 5500	$17,032,413

Horizon Health Corporation

Employees Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2003 and 2002

The following is a reconciliation of total additions per the financial statements to the Form 5500:

Year Ended December 31, 2003
Total additions to net assets per the financial statements	$6,088,226

Plus:
2003 Excess contributions payable	57,143
2002 Employer receivable	584,701
2002 Employee receivable	79,350

721,194

Less:
2003 Employer receivable	$601,972
2003 Employee receivable	161,799
2003 Investment income receivable	3,746

767,517

Total income per Form 5500	$6,041,903

The	following is a reconciliation of deductions per the financial statements to the Form 5500:

Year Ended December 31, 2003
Total deductions from net assets per the financial statements	$1,785,424

Plus:
2002 Excess contributions payable	30,983

Total expenses per From 5500	$1,816,407

Horizon Health Corporation	Schedule I

Employees Savings and Profit Sharing Plan

Schedule H, Line 4i—Schedule of Assets held for Investment

Purposes at End of Year

Plan 001, EIN 75-2293354

	Identity of issue, borrower, or similar party	Description of investment	Current Value
*	Stable Port Group Trust of Wachovia	Common collective trust fund	$4,484,443
	PIMCO Total Return Fund	Registered investment company	852,964
	Fidelity Advisor Strategic Income Fund	Registered investment company	651,781
	Van Kampen Equity and Income Fund	Registered investment company	715,646
	Van Kampen Growth and Income Fund	Registered investment company	2,056,124
*	Enhanced Stock Market Fund of Wachovia	Common collective trust fund	638,249
	Federated Capital Appreciation Fund	Registered investment company	1,032,687
	Evergreen Select Strategic Growth Fund	Registered investment company	1,808,792
	Dreyfus MidCap 400 Index	Registered investment company	102,818
	Fidelity Advisor Mid Cap	Registered investment company	713,722
	Templeton Foreign Fund	Registered investment company	976,281
	Goldman Sachs Small Cap Value Fund	Registered investment company	107,532
	AIM Small Cap Growth	Registered investment company	1,126,937
	Vanguard Health Care	Registered investment company	179,982
	INVESCO Technology Fund	Registered investment company	708,313
*	Horizon Health Corporation Stock Fund	Common stock	669,220

			16,825,491

	Cash		8
	Participant Loans (with interest rates from (5% to 10%)		206,914

			$17,032,413

*	party in interest

SIGNATURES

The plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HORIZON HEALTH CORPORATION EMPLOYEES SAVINGS AND PROFIT SHARING PLAN

By:	/s/ RONALD C. DRABIK
Ronald C. Drabik Chairman of the Plan Committee and Senior Vice President – Finance and Administration and Chief Financial Officer of Horizon Health Corporation

Date:	June 28, 2004

INDEX TO EXHIBITS

Exhibit Number	Description

23	Consent of Pricewaterhouse Coopers
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.